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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December, 2007

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                           Commission File No. 0-30852

  Month Filed                    Event and Summary                  Exhibit No.
-----------------   --------------------------------------------   -------------
December, 2007      Notice  of  Material   Event, dated               99.1
                    December 7, 2007, regarding the partial cancellation by Banco de Galicia y
                    Buenos Aires S.A. (the Registrant's
                    principal  subsidiary) of the  public
                    offering  for  US$  500,000  of
                    Negotiable Obligations due in 2010.

December, 2007      Notice  of  Material   Event, dated               99.2
                    December  10, 2007, regarding  the
                    partial  cancellation  by Banco de
                    Galicia y Buenos Aires S.A. (the
                    Registrant's  principal  subsidiary)
                    of the  public  offering  for
                    US$  100,000  of  Negotiable Obligations
                    due in 2010.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 GRUPO FINANCIERO GALICIA S.A.
                                                 (Registrant)


Date: December 11, 2007                          By: /s/Antonio Garces
                                                     ---------------------------
                                                 Name:  Antonio Garces
                                                 Title: Chief Executive Officer